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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             SYBRON CHEMICALS INC.
                           (NAME OF SUBJECT COMPANY)

                             SYBRON CHEMICALS INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  870903 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD M. KLEIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                BIRMINGHAM ROAD
                                  P.O. BOX 66
                          BIRMINGHAM, NEW JERSEY 08011
                           TELEPHONE: (609) 893-1100
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                             DAVID GITLIN, ESQUIRE
                    WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
                                1650 ARCH STREET
                                   22ND FLOOR
                          PHILADELPHIA, PA 19103-2097
                            TELEPHONE: 215-977-2000
                            FACSIMILE: 215-977-2740

[     ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS.

     The name of the subject company is Sybron Chemicals Inc., a Delaware corporation (the "Company"), and the address and telephone number of its principal executive offices are Birmingham Road, P.O. Box 66, Birmingham, New Jersey 08011, (609) 893-1100.

SECURITIES.

     This Schedule 14D-9 relates to the Company's Common Stock, par value $.01 per share (the "Common Shares"), including the associated rights to purchase preferred shares (the "Rights" and, together with the Common Shares, the "Shares") issued pursuant to the Rights Agreement, dated as of August 7, 1998, by and between the Company and Fleet National Bank (f/k/a BankBoston, N.A.), as Rights Agent (the "Rights Agreement"). As of August 30, 2000, 5,738,426 Shares were issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS.

     The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

TENDER OFFER.

     This Schedule 14D-9 relates to a tender offer by Project Toledo Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Bayer Corporation, an Indiana corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated September 8, 2000 (the "Schedule TO") to purchase all the outstanding Shares, at a price of $35.00 per Share, net to the seller in cash, without interest (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which Letter of Transmittal, together with the Offer to Purchase, as they may be amended or supplemented from time to time constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 30, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company, which, among other things, provides for: (i) the making of the Offer by Purchaser, subject to the conditions set forth in the Offer to Purchase and the conditions and terms of the Merger Agreement; (ii) the subsequent merger of Purchaser with and into the Company (the "Merger"); and (iii) the settlement of the Company's outstanding stock options for an amount equal to the product of
(a) the excess, if any, of the Offer Price over the applicable exercise price and (b) the number of Shares subject to the applicable options. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger, at the effective time of the Merger (the "Effective Time"), each Share outstanding (other than Shares held in the treasury of the Company or held by Purchaser or Parent or their subsidiaries, or Shares held by stockholders validly exercising appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Offer Price.

     The Schedule TO states that the address of the principal executive offices of Purchaser and Parent is 100 Bayer Road, Pittsburgh, Pennsylvania 15205-9741 and the telephone number is (412) 777-2000.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

CONFLICTS OF INTEREST.

     Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the Information Statement pursuant to Section 14(f) of the

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Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex II to this Statement and is incorporated herein by reference. Except as set forth in this
Item 3 or in Annex II, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential material conflict of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

EMPLOYMENT AND RELATED AGREEMENTS.

     Executive Bonus Plan. Under the Company's Executive Bonus Plan, certain executives and executive officers are eligible to receive incentive compensation based on their performance and/or the financial performance of the Company. Bonus payments are made in cash, or, at the option of the recipient (or automatically with respect to executive officers), a portion of the bonus earned may be paid in the form of Shares. When a bonus payment is distributed in the form of Shares, the number of Shares is determined by a conversion of the cash value of the bonus payment using a predetermined value per Share. Any participant in the Executive Bonus Plan whose employment with the Company terminates at any time during the period starting three months before a change of control and ending on December 31 of the year in which the change of control occurs, other than as a result of a termination for cause or by reason of voluntarily terminating his or her employment with the Company, receives all the benefits that he or she would be entitled to if the termination occurred after December 31 of the year in which the termination occurred. However, the participant will receive only a fraction of the benefits relating to the bonus year in which the termination occurred, calculated by dividing the number of months the employee was employed with the Company in that year by twelve. In the event there is no public market either for the Shares or for shares of any successor of the Company as a result of a change of control, any award that would otherwise be made in Shares under the Executive Bonus Plan will be made by converting the applicable number of shares into cash, using for this conversion the fair market value of the Shares as of the date of the change of control. In the event that there is no public market for the Shares but there is a public market for shares of a successor of the Company as a result of a change of control, any awards that would otherwise be made in Shares under the plan will be made in common stock of the successor entity. The number of shares of common stock of the successor entity will be calculated based on the relative fair market value of the Shares and of the common stock of the successor entity as of the date of the change of control. The Executive Bonus Plan provides that after the date of a change of control, all awards with respect to the two bonus years immediately following the year in which the change of control occurred will be made in cash or in stock of the successor entity, by converting the applicable number of Shares that would otherwise have been payable under the Executive Bonus Plan into cash or stock of the successor entity as determined above. Thereafter, any provisions of the Executive Bonus Plan providing for awards to be made in the form of Shares shall be without effect. See also the information contained in this Item 1 under the caption "Employment and Related
Agreements -- Effect of Merger Agreement on Company Stock Plans". For purposes of the Executive Bonus Plan, "change of control" is defined as a transaction or series of transactions in which (i) the Company is dissolved or liquidated or sells substantially all of its operating assets, (ii) the Company is party to a merger or consolidation in which the Company is not the surviving or acquiring entity, or (iii) the Company becomes an 80% or more owned subsidiary of another Company.

     Share Participation Plan. Pursuant to the Company's Share Participation Plan, participating employees are entitled to receive cash awards upon the happening of a triggering event, which is defined therein to be (i) the sale or disposal of substantially all of the assets of the Company, or (ii) the date any entity, person or group, other than the Company or Citigroup or any of their subsidiaries, any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its subsidiaries, or any other person or group in which the present management of the Company shall have aggregate equity on a fully diluted basis, of no less than 15%, shall have become the beneficial owner of, or shall have obtained voting control over, more than fifty percent of the Shares, or the common stock of the Company resulting from the merger or consolidation of the Company with or into any other entity. Awards are based upon the number of participating shares held by the participant. The right to receive an award is forfeited by a participant if, prior to the six month anniversary of the triggering event, he or she ceases to be an employee of the Company or any successor thereof for any reason other than (i) death, (ii) disability, (iii) retirement in due course in accordance with the retirement policies of the Company or any successor thereof, or (iv) termination by the Company or any successor thereof for reasons other than cause.
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     Stock Options.  Pursuant to the terms of the Merger Agreement, each option to purchase shares of common stock of the Company granted under the Company's stock plans, whether vested or unvested and whether or not presently exercisable, outstanding immediately prior to the acceptance for payment of the Shares pursuant to the Offer, will be canceled immediately prior to the acceptance for payment of Shares pursuant to the Offer, and in consideration therefor the holder thereof will be solely entitled to receive, and will receive a cash payment from the Company in an amount equal to the product of (i) the excess, if any, of $35.00 per Share in cash or any higher price as shall be paid in respect of the Shares in the Offer over the exercise price per Share of the option, and (ii) the number of Shares covered by the option (such payment, if any, to be net of applicable withholding and excise taxes). Such cash payment will be paid at or as soon as practicable following the Effective Time. See also the information contained in this Item 1 under the caption "Employment and Related Agreements -- Effects of Merger Agreement on Company Stock Plans."

     Effect of Merger Agreement on Company Stock Plans. As of the Effective Time, all plans and agreements pursuant to which options to purchase Shares were granted will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries, other than the right to receive cash payments under the Executive Bonus Plan or Share Participation Plan, will be terminated, and no person will have any continuing rights thereunder. The Merger Agreement provides that the Company will take all action reasonable and necessary to effectuate the foregoing and to ensure that, after the Effective Time, no person shall have any right under any plan, program or arrangement with respect to equity securities of the Company or any subsidiary thereof, other than the right to receive cash payments under the Executive Bonus Plan and Share Participation Plan.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

     In considering the recommendations of the Board of Directors of the Company (the "Board") with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger, which are described in the sections of the Offer to Purchase listed below, that may present them with potential conflicts of interest.

     In addition, stockholders should be aware that, simultaneously with the execution of the Merger Agreement, Parent and Purchaser entered into a Stockholder Agreement dated as of August 30, 2000 (the "Stockholder Agreement"), with 399 Venture Partners, Inc., Richard M. Klein and John H. Schroeder (each a "Principal Stockholder" and, collectively, the "Principal Stockholders"). The Principal Stockholders have represented in the Stockholder Agreement that, collectively, they have voting and dispositive control over 2,565,644 Shares, which represented approximately 45% of the outstanding Shares as of August 30, 2000. Pursuant to the Stockholder Agreement the Principal Stockholders have agreed, among other things, to tender all such Shares pursuant to the Offer and have agreed to vote such Shares in favor of the Merger and against any Alternative Acquisition, Alternate Acquisition Proposal (as such terms are defined in the Merger Agreement), merger and/or merger agreement (other than the Merger and the Merger Agreement).

     The information contained in the Offer to Purchase under the captions "The Tender Offer -- 11. Contacts and Transactions with the Company; Background of the Offer"; "The Tender Offer -- 12. Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements -- The Merger Agreement -- Stock Options"; "The Tender Offer -- 12. Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements -- The Merger Agreement -- Benefits Matters"; "The Tender
Offer -- 12. Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements -- The Merger
Agreement -- Indemnification and Insurance"; and "The Tender Offer -- 12. Purpose of the Offer; the Merger Agreement; the Stockholder Agreement; Plans for the Company; Other Agreements -- The Stockholder Agreement" is incorporated herein by reference.

     The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation -- Recommendation of the Board of
Directors -- Reasons for the Recommendation."

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD OF DIRECTORS.

     At a meeting held on August 30, 2000, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, holders of Shares, (ii) approved, adopted and declared advisable the Merger Agreement and
(iii) resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. Copies of a letter to the stockholders of the Company communicating the Board's recommendation and the Company's press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

  Reasons for the Recommendation.

     In making the determinations and recommendations set forth above in this
Item 4, the Board considered a number of factors, including without limitation, the following:

          (i) the amount and form of consideration to be received by the Company's stockholders in the Offer and the Merger and the Company's prospects after the Merger;

          (ii) information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

          (iii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including its financing requirements, its ability to increase revenues, and the nature of its competitive position in its markets;

          (iv) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations and the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all holders of the Shares to obtain cash for their Shares at the earliest practicable time;

          (v) the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies;

          (vi) the historical and recent market prices for the Shares and the fact that the Offer and the Merger will enable the holders of Shares to realize a premium over the prices at which such Shares traded prior to the negotiation and execution of the Merger Agreement;

          (vii) the results of the auction conducted by the Company which failed to solicit a bid from any other person in excess of the consideration to be received by the Company's stockholders in the Offer and the Merger; and

          (viii) the written opinion of J.P. Morgan Securities Inc. ("J.P. Morgan"), dated August 30, 2000, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the consideration to be paid to holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders, and the presentation made by J.P. Morgan to the Board relating to the financial analysis performed by J.P. Morgan in connection with such opinion. The full text of J.P. Morgan's written opinion dated August 30, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan, is set forth in Annex I hereto and is filed as Exhibit (a)(7) hereto and is incorporated herein by reference. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) and does not constitute a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or how such stockholder should vote with respect to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

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     The Board also considered the actual and potential conflicts of interest described above in Item 3. The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

  Intent to Tender.

     To the best of the Company's knowledge after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all executive officers, directors and affiliates of the Company currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. Messrs. Richard M. Klein and John H. Schroeder, and 399 Venture Partners, Inc. have entered into the Stockholder Agreement with Parent and Purchaser pursuant to which, among other things, such persons have agreed to tender their Shares in accordance with the Offer and to vote the Shares beneficially owned by them in favor of the Merger. Reference is made to Items 2 and 3 above.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained J.P. Morgan as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of J.P. Morgan's engagement, the Company has agreed to pay J.P. Morgan for its services an aggregate financial advisory fee equal to approximately $4.5 million, 25% of which was paid upon execution of the Merger Agreement and the remainder of which is payable upon consummation of the transaction. The Company also has agreed to indemnify J.P. Morgan and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of J.P. Morgan's engagement.

     J.P. Morgan and its affiliates have, from time to time in the past, provided investment banking and commercial banking services to Parent for which services J.P. Morgan and its affiliates have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own account or for the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities.

     Neither the Company nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the following purchases through the Company's 401(k) plan:

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Richard M. Klein............................................       12.3
Stephen R. Adler............................................        5.6
Steven F. Ladin.............................................        7.4
Robert M. Parlman...........................................       11.1
John H. Schroeder...........................................        9.8

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company's securities; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of

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the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

THE COMPANY RIGHTS AGREEMENT.

     Each Right issued pursuant to the Rights Agreement, when it becomes exercisable, entitles the registered holder to purchase from the Company one ten-thousandth (1/10000th) of a share of Preferred Stock at a price of $150 per one ten-thousandth (1/10000th) of a share, subject to adjustment in certain circumstances (the "Purchase Price").

     The Rights are not exercisable until the Distribution Date. The "Distribution Date" is the earlier of (i) the close of business on the tenth day after the public announcement that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Shares (such person or group being an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the Rights apply, and (ii) the close of business on the tenth business day (or such later date as the Board shall determine) following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for 20% or more of the outstanding Shares.

     At such time as there is an Acquiring Person, each holder of a Right (other than such Acquiring Person) is entitled to purchase, for the Purchase Price, that number of Shares which at the time of such event would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an affiliate or associate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an affiliate or associate of an Acquiring Person, each Right entitles its holder (other than Rights beneficially owned by such Acquiring Person or its affiliates or associates) to purchase, for the Purchase Price, that number of common shares of such corporation (or, if such corporation is not a publicly traded corporation, that number of common shares of an affiliate of such corporation that has publicly traded shares) which at the time of the transaction would have a market value of twice the Purchase Price.

     On August 30, 2000, the Board unanimously approved the amendment of certain terms of the Rights Agreement. The Company then executed Amendment No. 2 dated as of August 30, 2000 to the Rights Agreement (the "Rights Agreement Amendment").

     The Rights Agreement Amendment provides that, notwithstanding anything to the contrary contained in the Rights Agreement, neither Parent nor Purchaser will at any time come within the definition of an Acquiring Person as a result of the transactions contemplated by the Merger Agreement.

     The Rights Agreement Amendment also provides that, notwithstanding anything to the contrary contained in the Rights Agreement, no Distribution Date (as defined in the Rights Agreement) will occur as a result of any of the transactions contemplated by the Merger Agreement.

     Finally, the Rights Agreement Amendment provides that, notwithstanding anything to the contrary contained in the Rights Agreement, immediately prior to the acceptance for payment of Shares in the Offer, all Rights granted by the Rights Agreement will become null and void, the Rights Agreement will be terminated and all provisions of the Rights Agreement, collectively and separately, will be without effect (including, without limitation, all sections pertaining to redemption of the Rights).

     The Rights Agreement Amendment is filed as Exhibit (e)(18) and is incorporated herein by reference. The foregoing description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment.

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SECTION 14(f) INFORMATION STATEMENT.

     The Information Statement attached hereto as Annex II, and incorporated herein by reference, is being furnished to the Company's stockholders in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, form of letter to brokers, dealers, commercial banks, trust companies and other nominees and form of letter to clients which are filed as Exhibits (a)(1), (a)(2), (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference in their entirety.

SECTION 203 OF THE DGCL.

     Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. For purposes of Section 203, the Board approved the Company entering into the Merger Agreement and the consummation of the transactions contemplated thereby, including the Stockholder Agreement, and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

     Other than as set forth above, the Company does not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the Merger, and neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See "Certain Conditions of the Offer," Section 14 of the Offer to Purchase, which is filed as Exhibit
(a)(1) hereto.

SECTION 253 OF THE DGCL.

     Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge that corporation into itself or itself into such corporation, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without further approval of the Board or stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than the Offer Price. Parent and Purchaser have advised the Company that they presently intend to effect a short-form merger if permitted to do so under the DGCL, pursuant to which Purchaser will be merged with and into the Company.

SECTION 262 OF THE DGCL.

     Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

ITEM 9.  EXHIBITS.

     The following exhibits are filed herewith:

EXHIBIT NO.  DESCRIPTION
-----------  -----------
  (a)(1)     Offer to Purchase dated September 8, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by
             Parent and Purchaser on September 8, 2000).
  (a)(2)     Form of Letter of Transmittal (incorporated by reference to
             Exhibit (a)(1)(B) to the Schedule TO filed by Parent and
             Purchaser on September 8, 2000).
  (a)(3)     Letter from the President and Chief Executive Officer of the
             Company to the Company's stockholders dated September 8,
             2000 (filed herewith).
  (a)(4)     Joint Press Release issued by Parent and the Company on
             August 31, 2000 (incorporated by reference to the Schedule
             14D-9 filed by the Company on August 31, 2000).
  (a)(5)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated by reference to
             Exhibit (a)(1)(D) to the Schedule TO filed by Parent and
             Purchaser on September 8, 2000).
  (a)(6)     Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated by reference to Exhibit (a)(1)(E) to the
             Schedule TO filed by Parent and Purchaser on September 8,
             2000).
  (a)(7)     Opinion of J.P. Morgan Securities Inc. dated August 30, 2000
             (included as Annex I to this Schedule 14D-9).
  (e)(1)     Agreement and Plan of Merger, dated as of August 30, 2000, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by
             Parent and Purchaser on September 8, 2000).
  (e)(2)     Stockholder Agreement, dated as of August 30, 2000, by and among Parent,. Purchaser, 399 Venture Partners, Inc.,
             Richard M. Klein and John H. Schroeder (incorporated by
             reference to Exhibit (d)(2) to the Schedule TO filed by
             Parent and Purchaser on September 8, 2000).
  (e)(3)     Employment Agreement, dated June 2, 1995, between the
             Company and Richard M. Klein (incorporated by reference to
             Exhibit 10.11 to the Annual Report on Form 10-K of the
             Company for the year ended December 31, 1995).
  (e)(4)     Amendment No. 1 to Employment Agreement, dated April 25,
             2000, between the Company and Richard M. Klein (incorporated by reference to Exhibit 10.30 to the Amended Quarterly
             Report on Form 10-Q/A of the Company for the quarter ended
             June 30, 2000).
  (e)(5)     Employment Agreement, dated November 4, 1998, between the
             Company and Robert M. Parlman (incorporated by reference to
             Exhibit 10.20 to the Annual Report on Form 10-K of the
             Company for the year ended December 31, 1999).
  (e)(6)     Supplement to Employment Agreement, dated April 28, 2000,
             between the Company and Robert M. Parlman (incorporated by reference to Exhibit 10.28 to the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30,
             2000).
  (e)(7)     Employment Agreement, dated October 4, 1999, between the
             Company and Douglas S. Brown (incorporated by reference to
             Exhibit 10.21 to the Annual Report on Form 10-K of the
             Company for the year ended December 31, 1999).

EXHIBIT NO.  DESCRIPTION
-----------  -----------
  (e)(8)     Supplement to Employment Agreement, dated April 28, 2000,
             between the Company and Douglas S. Brown (incorporated by
             reference to Exhibit 10.25 to the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30,
             2000).
  (e)(9)     Employment Agreement, dated July 15, 1998, between the
             Company and Steven F. Ladin (incorporated by reference to
             Exhibit 10.22 to the Annual Report on Form 10-K of the
             Company for the year ended December 31, 1999).
  (e)(10)    Supplement to Employment Agreement, dated April 28, 2000,
             between the Company and Steven F. Ladin (incorporated by
             reference to Exhibit 10.26 to the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30,
             2000).
  (e)(11)    Employment Agreement, dated July 26, 1984, between the
             Company and Stephen R. Adler, as supplemented by Supplement to Employment Agreement, dated February 13, 1998, between
             the Company and Stephen R. Adler, and Supplement to
             Employment Agreement, dated April 28, 2000, between the
             Company and Stephen R. Adler (filed herewith).
  (e)(12)    Employment Agreement, dated July 5, 1995, between the
             Company and John H. Schroeder (incorporated by reference to
             Exhibit 10.12 to the Annual Report on Form 10-K of the
             Company for the year ended December 31, 1995).
  (e)(13)    Supplement to Employment Agreement, dated April 28, 2000,
             between the Company and John H. Schroeder (incorporated by reference to Exhibit 10.29 to the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30,
             2000).
  (e)(14)    Executive Bonus Plan (incorporated by reference to the
             Annual Report on Form 10-K of the Company for the year ended
             December 31, 1992).
  (e)(15)    Amendment to the Executive Bonus Plan (incorporated by
             reference to Exhibit 10.32 to the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30,
             2000).
  (e)(16)    Share Participation Plan, dated June 11, 1990, as amended by
             Share Participation Plan Amendment No. 1 dated October 30,
             1992, and Share Participation Plan Amendment No. 2 dated
             April 27, 2000 (filed herewith).
  (e)(17)    Amended and Restated 1992 Stock Option Plan, dated April 19,
             1996, as amended by First Amendment to Amended and Restated
             1992 Stock Option Plan (filed herewith).
  (e)(18)    Amendment No. 2, dated as of August 30, 2000, to the Rights
             Agreement between the Company and Fleet National Bank, as
             Rights Agent (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form 8-A/A filed by the
             Company on September 1, 2000).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SYBRON CHEMICALS INC.

                                       By: /s/ Steven F. Ladin
                                         ---------------------------------------
                                         Name: Steven F. Ladin
                                         Title:   Vice President, Finance and
                                                 Chief Financial Officer

Dated: September 8, 2000

                                                                         ANNEX I

                                                                        JPMORGAN

J.P. Morgan Securities Inc.
60 Wall Street
New York NY
10260-0060
           August 30, 2000

           The Board of Directors
           Sybron Chemicals Inc.
           Birmingham Road, P.O. Box 66
           Birmingham, New Jersey 08011

           Attention: Mr. Richard M. Klein
                     President & Chief Executive Officer

           Ladies and Gentlemen:

           You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Sybron Chemicals, Inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed cash tender offer for the outstanding shares of Common Stock, par value $0.01 (the "Common Stock"), of the Company (the "Offer") by a wholly owned subsidiary of Bayer Corporation (the "Buyer"), followed by a merger of the Company with such subsidiary of the Buyer (the "Merger" and together with the Offer, the "Transaction"). Pursuant to the Agreement and Plan of Merger, dated as of August 30, 2000 (the "Agreement"), among the Company, the Buyer and Project Toledo Acquisition Corp. (the "Merger Subsidiary"), the Merger Subsidiary will make the Offer, the Company will be merged with the Merger Subsidiary and become a wholly-owned subsidiary of the Buyer, and stockholders of the Company will receive for each share of Common Stock held by them consideration equal to $35.00 per share.

           In arriving at our opinion, we have reviewed (i) the Agreement; (ii) the Stockholder Agreement, dated as of August 30, 2000, among the Buyer, the Merger Subsidiary and certain shareholders of approximately 45% of the Common Stock, in the aggregate; (iii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iv) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (v) current and historical market prices of the common stock of the Company; (vi) the audited financial statements of the Company for the fiscal year ended December 31, 1999, and the unaudited financial statements of the Company for the period ended June 30, 2000; (vii) certain agreements with respect to outstanding indebtedness or obligations of the Company; (viii) certain internal financial analyses and forecasts

                                                                        JPMORGAN
           prepared by the Company and its management; and (ix) the terms of other business combinations that we deemed relevant.

           In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have visited certain representative facilities of the Company, and reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

           In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Offer and the Merger will each have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

           Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

           We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. J.P. Morgan and its affiliates have, from time to time in the past, provided investment banking and commercial banking services to the Buyer for which they have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or the Buyer for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

           On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders in the proposed Transaction is fair, from a financial point of view, to such stockholders.

                                                                        JPMORGAN

           This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Common Stock in response to the Offer or how such stockholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

           Very truly yours,

           J.P. MORGAN SECURITIES INC.

           Signed: /s/ J.P. Morgan Securities
              ------------------------------------------------------------------

                                                                        ANNEX II

                             SYBRON CHEMICALS INC.
                                BIRMINGHAM ROAD
                                  P.O. BOX 66
                          BIRMINGHAM, NEW JERSEY 08011

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER
                            ------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
  WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on or about September 8, 2000 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sybron Chemicals Inc. (the "Company") to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Project Toledo Acquisition Corp. ("Purchaser") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9.

     On August 30, 2000, the Company, Bayer Corporation ("Parent") and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent caused Purchaser to commence the Offer for all outstanding Shares at a price of $35.00 per Share, net to the seller in cash, without interest thereon, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company would become a wholly owned subsidiary of Parent. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on October 5, 2000, unless the Offer is extended in accordance with the Merger Agreement and applicable law.

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees") on the Board as will give Purchaser representation on the Board proportionate to its ownership interest. The Company has agreed that, promptly upon the request of Purchaser, the Company will either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and to cause the Purchaser Designees to be so elected. In addition, the Company has agreed to use its reasonable efforts to cause the Purchaser Designees to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Board established to take action pursuant to the Merger Agreement), (ii) each board of directors of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including the information incorporated by reference) concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     At the close of business on September 6, 2000, there were 5,738,426 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. The Board currently consists of five members.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, subject to the requirements of applicable law, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the number of directors on the Board, after giving effect to such representation, and the percentage that such number of Shares so purchased (or subsequently acquired by Purchaser or any of its affiliates from time to time, in accordance with applicable law, in open market or privately negotiated transactions, at such price or prices as they may determine in their sole discretion) bears to the total number of issued and outstanding Shares, and promptly upon request by Purchaser, the Company shall either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be so elected. At such times the Company will use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Board established to take action pursuant to the Merger Agreement), (ii) each board of directors of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board. Notwithstanding the foregoing, until the time Purchaser purchases Shares representing a majority of the Company's outstanding voting power on a fully diluted basis, the Company shall use its reasonable efforts to ensure that all of the members of the Board and such boards and committees as of the date hereof who are not employees of the Company and who are not otherwise affiliated with Purchaser shall remain members of the Board and such boards and committees until the Effective Time.

     Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or any provisions of the Restated Certificate of Incorporation or By-Laws of the Company which directly or indirectly affects the consummation of the Merger or the terms or the timing thereof, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not designated by Purchaser or otherwise affiliated with Purchaser.

     Purchaser has informed the Company that it will choose the initial Purchaser Designees from the persons listed below. With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, occupation and age of each such Purchaser Designee. Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than Thursday, October 5, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

                                                                PRESENT PRINCIPAL
NAME              AGE   CITIZENSHIP     BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT     5 YEAR EMPLOYMENT HISTORY
----              ---   -----------   --------------------  --------------------------  --------------------------
Dr. Ulrich Koemm  49      Germany     Bayer AG, 51368       Head of Business Group,     Head of Business Group,
                                      Leverkusen,           Business Group Coatings &   April 1998-December 1998,
                                      Federal Republic of   Colorants, Bayer AG         Business Group Inorganics,
                                      Germany               (April 1999 to Present)     Bayer AG; Head of
                                                                                        Production, January 1994-
                                                                                        March 1998, Production
                                                                                        Business Group Inorganic,
                                                                                        Bayer AG.

Joseph A. Akers   55          USA     Bayer Corporation,    Executive Vice President,   Senior VP, Diagnostics,
                                      100 Bayer Road,       Chief Financial Officer,    February 1992 to Present,
                                      Pittsburgh, PA 15205  Bayer Corporation           Bayer Corporation.
                                                            (April 1999 to Present)

                                                                PRESENT PRINCIPAL
NAME              AGE   CITIZENSHIP     BUSINESS ADDRESS      OCCUPATION/EMPLOYMENT     5 YEAR EMPLOYMENT HISTORY
----              ---   -----------   --------------------  --------------------------  --------------------------
Dr. Richard Pott  47      Germany     Bayer AG,             Member of Board of          Member of Board of
                                      51368 Leverkusen,     Directors of ELEMICA        Directors of Bayer Japan
                                      Federal Republic of   (since August 2000);        Ltd. (from March 1997 to
                                      Germany               Member of Board of          April 1999); Member of
                                                            Directors of Bayer          Board of Directors of
                                                            (Proprietary) Ltd. (since   Bayer (China) Ltd. (from
                                                            April 1999); Member of      January 1998 to April
                                                            Board of Directors of       1999); Member of Board of
                                                            Chrome International South  Directors of Rhein Chemie
                                                            Africa (Pty) Ltd. (since    Rheinau GmbH, Mannheim
                                                            April 1999); Member of      (from March 1997 to April
                                                            Board of Directors of       1999).
                                                            DyStar Texilfarben GmbH
                                                            (since March 1997)
Nicholas T.       57          USA     Bayer Corporation     Executive Vice President,   President, Performance
  Cullen, Jr.                         100 Bayer Road        Bayer Corporation and       Products Division, Bayer
                                      Pittsburgh, PA 15205  President, Plastics         Corporation (1997 to
                                                            Division                    1998); Senior Vice
                                                                                        President, Coatings Raw
                                                                                        Materials, Bayer
                                                                                        Corporation (1995 to
                                                                                        1996).
John L. Williams  55          USA     Bayer Corporation     Executive Vice President,   Senior Vice President,
                                      100 Bayer Road        Bayer Corporation,          Bayer Corporation (1995 to
                                      Pittsburgh, PA 15205  President, Coatings and     1999).
                                                            Colorants Division, Bayer
                                                            Corporation (1999 to
                                                            present)
R.D. Fuchs        53          USA     Bayer Corporation     Executive Vice President,   Sarnia Site Manager --
                                      100 Bayer Road        Chief Technology Officer,   Sarnia Ontario, Canada,
                                      Pittsburgh, PA 15205  Bayer Corporation (March    Bayer Inc. (January 1994
                                                            1997 to present)            to March 1999).
E.L. Foote, Jr.   55          USA     Bayer Corporation     Executive Vice President,   Senior Vice President
                                      100 Bayer Road        Industrial Chemicals        Manufacturing &
                                      Pittsburgh, PA 15205  Division, Bayer             Technology, Bayer
                                                            Corporation (1997 to        Corporation (1995 to
                                                            present)                    1997).

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the holdings of each stockholder who was known to the Company to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Company's Common Stock at the close of business on September 6, 2000. Each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares.

                                                              AMOUNT AND NATURE OF     PERCENT OF
BENEFICIAL OWNER                                              BENEFICIAL OWNERSHIP    COMMON STOCK*
----------------                                              --------------------    -------------
399 Venture Partners, Inc...................................       2,025,000(1)       35.29
  Citibank, N.A.
  Citicorp
  399 Park Avenue
  New York, NY 10043
Mario Joseph Gabelli........................................       1,139,100(2)       19.85
  Gabelli Associates Fund
  Gabelli Performance Partnership
  One Corporate Center
  Rye, NY 10580-1434
Richard M. Klein............................................         499,042(3)       8.7
  P.O. Box 66
  Birmingham, NJ 08011

---------------
 *  Based on outstanding shares as of September 6, 2000.

(1) Based on a Schedule 13G/A, filed with the Securities and Exchange Commission (the "Commission") as of February 14, 2000, which states that the address of each of 399 Venture Partners, Inc. ("399 Venture"), Citibank, N.A. ("Citibank") and Citicorp is 399 Park Avenue, New York, New York 10043; that 399 Venture is the record and beneficial owner of 2,025,000 shares of Common Stock and has sole ownership of and voting and dispositive powers over such shares; that 399 Venture is a wholly owned subsidiary of Citibank; that Citibank is a wholly owned subsidiary of Citicorp; and that Citibank and Citicorp own no shares of Common Stock directly.

(2) Based on a Schedule 13D/A, filed with the Commission as of April 21, 1999 by Gamco Investors, Inc. ("GAMCO"), Gabelli Funds, LLC. ("GFL"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli International Limited ("GIL"), Gabelli Performance Partnership L.P. ("GPP"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Foundation, Inc. ("Foundation"),Gabelli Funds, Inc. ("GFI"), Gabelli Asset Management, Inc. ("GAMI"), Marc J. Gabelli and Mario J. Gabelli, which states that each of the following entities or individuals has sole voting and dispositive power over the number of shares of the Company's Common Stock listed next to its or his name: GAMCO -- 793,100 shares (13.83% of Common Stock outstanding),
    GFL -- 263,000 shares (4.59% of Common Stock outstanding), Gabelli Associates -- 0 shares (0.0% of Common Stock outstanding), GIL -- 42,000 shares (0.73% of Common Stock outstanding), GPP -- 33,400 shares (0.58% of Common Stock outstanding), Gabelli Advisers -- 5,600 shares (0.1% of Common Stock outstanding), Foundation -- 2,000 shares (.03% of Common Stock outstanding), GFI -- 0 shares (0.0% of Common Stock outstanding), Marc J. Gabelli -- 0 shares (0.0% of Common Stock outstanding), GAMI -- 0 shares (0.0% of Common Stock outstanding), Mario J. Gabelli -- 0 shares (0.0% of Common Stock outstanding); that the address of GFI, GAMI, GAMCO, Gabelli Advisers and Gabelli Associates is One Corporate Center, Rye, New York, 10580-1434, the address of Foundation is 165 West Liberty Street, Reno, Nevada 89501, the address of GPP is 401 Theodore Fremd Ave., Rye, New York 10580, and the address of GIL is c/o MeesPicrson (Cayman) Limited, British American Centre, Dr. Roy's Drive -- Phase 3, George

    Town, Grand Cayman, British West Indies; that the reporting persons do not admit that they constitute a group; that Mario J. Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the reporting persons other than Marc J. Gabelli; and that GFI and GAMI are deemed to have beneficial ownership of the shares beneficially owned by each of the reporting persons other than Mario J. Gabelli, Marc J. Gabelli and the Foundation.

(3) Shares issuable pursuant to options exercisable within 60 days of September 6, 2000 are deemed to be beneficially owned; accordingly, the amount beneficially owned by Richard M. Klein includes 22,500 shares of Common Stock underlying options held by him.

MANAGEMENT OWNERSHIP

     The following table sets forth certain information regarding the Common Stock beneficially owned by the Company's Chief Executive Officer, by each director of the Company, by each of the Company's three other most highly compensated executive officers and by all directors and executive officers of the Company as a group, at the close of business on September 6, 2000. Each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated.

                                                                     AMOUNT             PERCENT OF
NAME                                                          BENEFICIALLY OWNED(1)    COMMON STOCK
----                                                          ---------------------    ------------
Richard M. Klein............................................         499,042                8.7
Kirk P. Pond................................................           4,400                *
Fred P. Rullo, Jr. .........................................           4,400                *
Richard Mayberry............................................               0                *
John H. Schroeder...........................................          84,802                1.5
Steven F. Ladin.............................................          15,662                *
Robert M. Parlman...........................................           8,764                *
Douglas S. Brown............................................               0                *
All directors and executive officers a group (11 persons)...         658,919               11.3

---------------
 *  Represents less than 1% of the Company's outstanding shares of Common Stock.

(1) Shares issuable pursuant to options exercisable within 60 days of September 6, 2000 are deemed to be beneficially owned; accordingly, the amount beneficially owned includes the following number of Shares of Common Stock underlying options held by the following individuals: Richard M. Klein 22,500 shares, Kirk. P. Pond 4,400 shares, Fred P. Rullo 2,000 shares, John
    H. Schroeder 20,700 shares, Steven F. Ladin 10,000 shares, and Robert M. Parlman 5,000 shares; and all directors and executive officers as a group 92,775 shares.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, and the regulations thereunder, require the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities (collectively, the "reporting persons") to file reports of ownership and changes in ownership with the Commission and to furnish the Company with copies of these reports. Based on the Company's review of the copies of these reports received by it, and written representations received from reporting persons, the Company believes that all filings required to be made by the reporting persons during the 2000 fiscal year and the fiscal year ended December 31, 1999 were made on a timely basis.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The executive officers and directors of the Company, their ages and their positions are set forth below.

NAME                                   AGE                      POSITIONS WITH COMPANY
----                                   ---                      ----------------------
Richard M. Klein.....................   62    President, Chief Executive Officer and Director
Stephen R. Adler.....................   50    Vice President, Human Resources
Doug Brown...........................   46    President, Ruco Polymer Intermediates
Peter de Bruijn......................   51    Executive Vice President, Textile Chemicals and Managing
                                              Director, Europe
Steven F. Ladin......................   53    Vice President, Finance and Chief Financial Officer
Robert M. Parlman....................   50    President, Textile Chemicals
John H. Schroeder....................   49    Executive Vice President Environmental Products and
                                              Services and Director
Richard Mayberry.....................   47    Director
Kirk P. Pond.........................   55    Director
Fred P. Rullo, Jr....................   59    Director

     Dr. Klein has been a director of the Company and its President and Chief Executive Officer since its inception in 1987. Since 1969 and until July 1987, Dr. Klein served in various managerial positions with the Sybron Chemical Group, becoming its senior executive officer in 1978. He holds a Ph.D. in Chemistry from the University of Illinois. Dr. Klein currently serves as Chairman of the Board of Governors of the Synthetic Organic Chemicals Manufacturers Association (SOCMA), and is a director of Mannington Mills, Inc. He currently serves through appointment by Governor Christine Todd Whitman on the Board of the Commerce and Economic Growth Commission of New Jersey and as a member of the Prosperity New Jersey Commission and the New Jersey Economic Development Site Task Force. His term as director will expire in 2001.

     Mr. Adler has been the Vice President, Human Resources for the Company and the Sybron Chemical Group since 1984.

     Mr. Brown joined the Company in December 1999 as President, Ruco Polymer Intermediates. Prior to joining the Company, he was Vice President for the Structural Composites and Electronic Materials Business segment in Ciba Specialty Chemical's Polymer Division. Mr. Brown was employed with Ciba Specialty Chemicals from 1987 to December 1999. Prior to employment with Ciba Specialty Chemicals, Mr. Brown held positions with Montedison USA, C.H. Kline and Co. and the International Nickel Corp.

     Mr. de Bruijn has served in various managerial positions within the Company and the Sybron Chemical Group since January 1972. In January 1995, he was promoted to Managing Director Europe Division with managerial responsibility for the Company's textile chemical business in Europe and in 1998 he was appointed Executive Vice President, Textile Chemicals.

     Mr. Ladin joined the Company in August 1998 as Vice President, Finance and Chief Financial Officer. He also holds the positions of Treasurer and Corporate Secretary. Prior to joining the Company, he was Controller of The DuPont Merck Pharmaceutical Company, which he joined on it's creation in 1991 after 14 years with E.I. DuPont Company, Inc., a leading international chemical company.

     Dr. Parlman joined the Company in December 1998 as President, Textile Chemicals. Prior to joining the Company, he served as Vice President, General Manager for a Zeeland Chemicals Inc. subsidiary, and Vice President-Business Development of Cambrex Corporation. Prior to that, he was Vice President, Tretolite Division, Petrolite Corporation, with international responsibility for their oil field specialty chemicals business.

     Mr. Schroeder has served in various managerial positions within the Company since 1983 and has been a director of the Company since 1992. He was promoted to Executive Vice President Environmental Products and Services in March 1996 with responsibility for all business activities for the Company's Environmental Products and Services segment. His term as director will expire in 2002.

     Mr. Mayberry has been a director of the Company since June, 2000. He is currently, and has been for the past five years, a Managing Director of Citicorp Capital Investors, Ltd. Mr. Mayberry serves on the board of directors of American Commercial Lines LLC, Brunner Mond Group Plc. and various private companies. His term as a Director will expire in 2001.

     Mr. Pond has been a director of the Company since May 1998 and has been Chairman, President and CEO of Fairchild Semiconductor Corporation of Portland, Maine and a member of the office of the President of National since 1994. He also served in various management positions for the combined National and Fairchild Logic businesses since 1984. Mr. Pond currently serves as Chairman of Fairchild's Board of Directors. His term as a director will expire at the 2000 Annual Meeting of Shareholders.

     Mr. Rullo has been a director of the Company since February 1999. He is currently Vice Chairman of Naxcor Biotech. He also was Chairman, President and CEO of Freedom Chemical Company. Prior to that he was President of ABB Combustion Systems and Services, Executive Vice President and Director of Lyondell Petrochemical Company, Senior Vice President of Arco Chemical Company and was a director of Rexene Corporation. Mr. Rullo is currently Chairman and CEO of Penn Specialty Chemicals, Inc. and is currently director of Pro Mach, Inc., Naxcor, Pecora Corporation and Carolina Best Friend Pet Care, LLC. His term as a director will expire at the 2000 Annual Meeting of Shareholders.

BOARD OF DIRECTORS AND COMMITTEES

     The business of the Company is managed under the direction of its Board of Directors. The Board meets on a regularly scheduled basis during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval. During the year ended December 31, 1999, the Board of Directors met four times. During 1999, each of the directors was in attendance at no less than 75% of the aggregate number of meetings of the Board of Directors and the committees on which he served. The Company has the following standing committees of the Board of Directors whose present members are as identified below:

     - Audit and Compensation Committee. The Audit and Compensation Committee (the "Committee") reviews and recommends to the Board of Directors the independent auditors to be selected to audit the books of the Company and the proposed scope of the audit to be performed by such independent auditors and reviews such audit, including the opinion and any comments or recommendations of the independent auditors. The Committee also reviews with the independent auditors and with the financial management of the Company the adequacy and effectiveness of the internal controls of the Company and reviews the practices and procedures adopted by the Company to ensure compliance with the applicable laws and regulations. In addition, the Committee approves the compensation of the Executive Officers of the Company and serves as the Committee described in the Company's 1992 Stock Option Plan to operate and administer the Plan solely with respect to persons who are Principal Officers as defined therein. The Committee met two times during 1999. The current members of the Committee are Richard Mayberry (Chairman), Kirk P. Pond, and Fred P. Rullo, Jr.

     - Stock Option Plan Committee. The Stock Option Plan Committee serves as the Committee described in the Company's 1992 Stock Option Plan to operate and administer the Plan solely with respect to persons who are not Principal Officers as defined therein. The Stock Option Plan Committee met one time during 1999. Its members are Richard M. Klein (Chairman) and John H. Schroeder.

    - Executive Committee. The Executive Committee was established to perform such duties as the Board of Directors from time to time may direct. The Executive Committee did not meet during 1999. Its members are Richard M. Klein (Chairman), Richard Mayberry and John H. Schroeder.

COMPENSATION OF DIRECTORS

     Each member of the Board of Directors who is not an employee of the Company is automatically granted options to acquire 4,000 shares of common stock on the first business day of each year at the current market price. In addition, during 1999 directors of the Company who were not employees or affiliates of Citicorp Investments Inc. were paid a standard fee of (a) $750 for each meeting of the Board of Directors that such director attends, and

(b) $500 for each meeting of a committee of the Board of Directors that such Director attends. Such Directors are also entitled to reimbursement of reasonable travel expenses incurred while attending meetings of the Board of Directors or any of its committees.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table summarizes certain information for each of the last three fiscal years concerning the cash compensation paid by the Company, as well as certain other compensation paid to or accrued for 1999, 1998 and 1997, to the Company's Chief Executive Officer and to each of the Company's other four most highly compensated executive officers:

                                                ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                         ---------------------------------   ---------------------------------
                                                                   OTHER     RESTRICTED
                                                                  ANNUAL       STOCK      SECURITIES    LTIP     ALL OTHER
                                                                 COMPENSA-    AWARD(S)    UNDERLYING   PAYOUTS   COMPENSA-
  NAME AND PRINCIPAL POSITION     YEAR   SALARY($)   BONUS($)     TION($)       ($)        OPTIONS       ($)     TION($)(1)
  ---------------------------     ----   ---------   --------    ---------   ----------   ----------   -------   ----------
Richard M. Klein................  1999    291,900    133,107(2)     --          --           --          --        32,320
  President and Chief             1998    286,039     96,391(3)     --          --           --          --        45,154
  Executive Officer               1997    272,500    339,736(4)     --          --           --          --        36,416
Anthony F. Forgione.............  1999    202,462     64,777(2)     --          --           --          --        17,252
  President, Polymer              1998     80,769      7,580(3)     --          --           --          --        17,198
  Intermediates                   1997          *          *        --          --           --          --             *
Robert M. Parlman...............  1999    200,000     45,378(2)     --          --           --                    14,335
  President, Textile              1998     16,667         --        --          --           --          --           713
  Chemicals                       1997          *         --        --          --           --          --             *
Steven F. Ladin.................  1999    177,190     56,169(2)     --          --           --          --        56,498
  Vice President, Finance and     1998     76,282      7,051(3)     --          --           --          --         9,156
  Chief Financial Officer         1997          *          *        --          --           --          --             *
John H. Schroeder...............  1999    175,350     63,616(2)     --          --           --          --        18,608
  Executive Vice President,       1998    175,449     41,877(3)     --          --           --          --        21,727
  Environmental Products and      1997    166,055    141,256(4)     --          --           --          --        18,968
  Services

---------------
* Not employed by the Company.

(1) Includes (with respect to amounts applicable to 1999) contributions by the Company to the named executives' pension and 401(k) plans ("PLANS"), as well as car allowances ("AUTO"), life insurance premiums ("LIFE"), supplemental executive retirement plan contributions "SERP"), relocation reimbursement ("MOVING") and income tax preparation ("TAX") paid by the Company for the benefit of the named executives: Richard M. Klein $13,365 (PLANS), $2,506
    (AUTO), $16,449 SERP), $905 (TAX); John H. Schroeder $9,760 (PLANS), $5,879
    (AUTO), $290 (LIFE), $2,679 (SERP); Anthony F. Forgione $7,200 (PLANS), $7,800 (AUTO), $2,252 (SERP); Steven F. Ladin $6,761 (PLANS), $7,336 (AUTO),
    $1,772 (SERP), $469 (LIFE), $40,160 (MOVING); and Robert M. Parlman $6,400
    (PLANS), $5,045 (AUTO), $290 (LIFE), $2,600 (SERP).

(2) Consists of bonuses earned during 1999 and paid in 2000 pursuant to the Company's Executive Bonus Plan (the "Executive Bonus Plan"). These bonuses were paid in the form of Common Stock and cash in the following amounts:
    Richard M. Klein 7,046 shares of Common Stock and $27,417 cash, Anthony F. Forgione 3,443 shares of Common Stock and $13,132 cash, Robert M. Parlman 3,025 shares of Common Stock and $3 cash, Steven F. Ladin 3,098 shares of Common Stock and $9,699 cash and John H. Schroeder 3,059 shares of Common Stock and $17,731 cash. The closing price of the Common Stock on the date the Executive Bonus Plan shares were issued was $15.00. For a description of the determination of the number of shares issued see: "Report of the Audit and Compensation Committee on Executive Compensation".

(3) Consists of bonuses earned during 1998 and paid in 1999 pursuant to the Executive Bonus Plan. These bonuses were paid in the form of Common Stock and cash in the following amounts: Richard M. Klein 7,711 shares of Common Stock and $3 cash, John H. Schroeder 3,350 shares of Common Stock and $2 cash, Steven F. Ladin 564 shares of Common Stock and $1 cash and Anthony F. Forgione 0 shares of Common Stock and $7,580 cash. The closing price of the Common Stock on the date the Executive Bonus Plan shares were issued was$12.50. For a description of the determination of the number of shares issued see: "Report of the Audit and Compensation Committee on Executive Compensation".

(4) Consists of bonuses earned during 1997 and paid in 1998 pursuant to the Executive Bonus Plan. These bonuses were paid in the form of Common Stock and cash in the following amounts: Richard M. Klein 6,856 shares of Common Stock and $108,346 cash and John H. Schroeder 2,639 shares of Common Stock and $52,190 cash. The closing price of the Common Stock on the date the Executive Bonus Plan shares were issued was $33.75. For a description of the determination of the number of shares issued see: "Report of the Audit and Compensation Committee on Executive Compensation".

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     No stock options were granted to the Chief Executive Officer and the four most highly compensated other executive officers of the Company during 1999. The Company did not grant any stock appreciation rights ("SARs") during 1999.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

     None of the Company's executive officers exercised any of their stock options during 1999. The Company does not have any outstanding SARs.

                                                           NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED               IN-THE-MONEY
                              SHARES                      OPTIONS AT FY-END (#)           OPTIONS AT FY-END ($)
                            ACQUIRED ON     VALUE      ----------------------------    ----------------------------
NAME                         EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                        -----------    --------    -----------    -------------    -----------    -------------
Richard M. Klein..........       0            0          19,800          10,200            --              --
Robert M. Parlman.........       0            0           5,000          20,000            --              --
Steven F. Ladin...........       0            0           5,000          20,000            --              --
John Schroeder............       0            0          18,000           9,000            --              --

REPORT OF THE AUDIT AND COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The compensation policies adopted by the Audit and Compensation Committee (the "Committee") are designed to attract and retain executives capable of leading the Company to meet its business objectives, and to motivate the Company's executives to enhance long term shareholder value.

     The objectives of the Company's compensation program are to:

     - attract, retain and motivate key executive talent; and

     - provide rewards that are closely linked to Company performance; and

     - align the interests of the Company's key employees with those of its stockholders through potential stock ownership.

     The Committee applies these objectives to executive officers and key employees through the availability of performance based cash and stock incentive opportunities and stock option grants.

     Executive officer compensation programs have short-term and longer term components. Short-term components include base salary and annual bonus under the stockholder approved Executive Bonus Plan. The longer term component consists of stock option awards under the 1992 Stock Option Plan and the stock award feature of the annual bonus plan as described below.

     Salaries. The Committee sets salaries for the Company's executive officers based upon the Committee's assessment of the performance of each officer and the Committee's understanding of executive compensation practices at similar specialty chemical companies. The Committee uses industry comparative compensation information as a general reference, however, rather than as a basis for setting specific salary amounts.

     Bonuses. Bonus awards for executive officers, which constitute a significant portion of an executive's overall compensation, are determined in accordance with the Company's Executive Bonus Plan. The Executive Bonus Plan provides for awards to executives based on meeting operating profit growth targets.

     Under the Executive Bonus Plan, the bonus payable to certain executive officers for any given year is based on the operating profit for that year versus targets related to growth over the preceding year's operating profit as well as overall growth of 12% per year in operating profit.

     The basic bonus formula in the Executive Bonus Plan provides for payments ranging from 0% to 78% of the executive's base salary, depending on the executive's salary grade level and on the level of operating profit attained in relation to the targets, subject to certain adjustments based on the Company's cash flow performance. In addition, executive officers may be entitled to a supplemental bonus if operating profit exceeds the maximum target level.

     Dr. Klein and Messrs. Adler, Ladin and Schroeder received 1999 bonuses based on the executive officer basic bonus provisions of the Executive Bonus Plan. Each received the same percentage payout relative to their grade level, in accordance with the formula. Dr. Parlman and Mr. de Bruijn received their 1999 bonuses under alternative bonus plans based primarily on the performance of their business areas as well as overall Company results, in accordance with the formula.

     Dr. Klein and Messrs. Adler, Ladin and Schroeder received 100% of their 1999 Projected Target bonus in Common Stock in accordance with the terms of the Executive Bonus Plan. Dr. Parlman and Mr. de Bruijn, respectively, received 73% and 88% of their Projected Target bonus, which was paid in Common Stock. The number of shares of Common Stock was based on each executive officer's 1999 Projected Target (as defined in the Executive Bonus Plan), at a pre-established historical price. This price was $16.00 for Dr. Klein and Messrs. Adler, de Bruijn and Schroeder, $14.875 for Dr. Parlman and $15.125 for Mr. Ladin. The actual amount of each executive officer's stock bonus for 1999 is based on the February 28, 2000 trading price of $15.00 per share, which was 1% higher than the $14.875 price noted above (Dr. Parlman), 1% lower than the $15.125 price noted above (Mr. Ladin) and 6% lower than the $16.00 price noted above (Dr. Klein, Mr. Adler, Mr. de Bruijn and Mr. Schroeder), and is used to calculate the number of shares payable under the Executive Bonus Plan.

     In 1999 Drs. Klein and Parlman and Messrs. Adler, Ladin, de Bruijn, and Schroeder all received merit increases in base salary on their salary review date.

                                       AUDIT AND COMPENSATION COMMITTEE
                                       OF THE BOARD OF DIRECTORS

                                       Richard Mayberry (Chairman)
                                       Kirk P. Pond
                                       Fred P. Rullo, Jr.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Dr. Klein (President and Chief Executive Officer) is employed pursuant to an Employment Agreement dated June 2, 1995 with the Company, as amended by Amendment No. 1 to Employment Agreement dated April 25, 2000 with the Company (collectively, the "Klein Agreement"). The Klein Agreement provides for an initial term of employment, which expired on December 31, 1996, and for successive one year renewal periods subject to termination as provided therein. The Klein Agreement calls for compensation, benefits and stock options to be paid to Dr. Klein as determined by the Audit and Compensation Committee of the Company's Board of Directors.

     The Klein Agreement also provides that, in the event of a failure of the Company to obtain the assumption of the obligation to perform the Klein Agreement by any successor upon a change in control (as defined in the Klein Agreement), or if within eighteen months after any change in control, Dr. Klein's employment under the Klein

Agreement terminates, Dr. Klein shall be entitled, within 30 days after his termination, to a severance payment equal to three times his annual base salary as then in effect, plus three times the average incentive compensation awarded to Dr. Klein during the preceding calendar years, plus one-half of Dr. Klein's base salary as then in effect in lieu of further benefits and perquisites being provided by the Company to Dr. Klein. The value of each incentive award shall be determined in accordance with the provisions of Section 7(g)(4) of the Company's Executive Bonus Plan. To the extent all or a portion of Dr. Klein's incentive compensation awarded during the preceding three years was paid in shares of common stock, the portion of the amount payable to Dr. Klein attributable to such stock awards shall be calculated by multiplying (a) the average number of shares awarded to him during such preceding three years, by (b) the fair market value of the Company's shares as of the change in control. In addition, Dr. Klein has the right to surrender to the Company for cancellation all or any part of his options to purchase Common Stock of the Company in exchange for an amount equal to the difference between the option prices for the shares surrendered and the higher of (a) the fair market value of the shares (determined to be the mean between the highest and lowest price for the shares traded on the American Stock Exchange on the last trading day preceding the day of surrender), or (b) the highest price per share offered to the Company's shareholders in any tender or exchange offer which led to the change in control.

     In the event any amounts payable under the Klein Agreement and under any other plan, agreement or arrangement by which Dr. Klein is to receive payments in the nature of compensation from the Company constitute "excess parachute payments" as that term is defined for purposes of Section 280G of the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated pursuant thereto, Dr. Klein shall be entitled to receive additional cash payments such that, after payment of all federal excise taxes on the excess parachute payments and the additional cash payments, he will have a net amount equal to the amount he would have received under the terms of the Klein Agreement and under any other plan, agreement or arrangement pursuant to which he is to receive payments in the nature of compensation from the Company (but not including the additional cash payments) if no portion of such payments and/or benefits were treated as excess parachute payments for purposes of Internal Revenue Code Section 280G. The initial determination of whether an additional cash payment is required and the amount thereof shall be made by the Company's regularly engaged certified public accountants.

     The Klein Agreement subjects Dr. Klein to confidentiality obligations and certain restrictions on competing with and soliciting customers of the Company for a period of one year following termination of the Klein Agreement.

     Dr. Parlman (President, Textile Chemicals) is employed pursuant to an Employment Agreement dated November 4, 1998 with the Company, as supplemented by a Supplement to Employment Agreement dated April 28, 2000 with the Company (collectively, the "Parlman Agreement"). The Parlman Agreement provides for a base salary of $200,000 and makes Dr. Parlman eligible for an annual executive bonus based on his businesses' financial performance versus targets. Upon joining the Company, Dr. Parlman received options for 25,000 shares of Common Stock. He is also eligible to participate in the Company's medical, dental, group insurance and other executive benefit plans. Unless terminated for cause (as defined in the Parlman Agreement), Dr. Parlman is entitled to a minimum termination payment of 12 months' salary. As part of the Parlman Agreement, Dr. Parlman agreed not to disclose confidential information or trade secrets of the Company at any time, and he agreed to a non-interference covenant which expires eighteen months after the termination of his employment.

     The Parlman Agreement also provides that, in the event of a change in control, if Dr. Parlman's employment terminates without cause any time prior to the first anniversary of the date of the change in control, he shall be entitled to a lump sum payment, payable no later than 30 days after his employment with the Company so terminates, equal to the sum of the following: (a) two times his annual base salary in effect on the change in control date, plus (b) his target bonus (as defined in the Company's Executive Bonus Plan) for the year in which his termination occurs prorated for the number of months of service during that year prior to the termination, plus (c) his full target bonus for each of the two years following the year in which his termination occurs. If Dr. Parlman's employment terminates without cause on or after the first anniversary of the date of the change in control, he will be entitled to a lump sum payment, payable no later than 30 days after his employment with the Company so terminates, equal to the sum of the following: (x) one time his annual base salary in effect on the change in control date, plus (y) his target bonus for the year in which termination occurs, prorated for the number of months of service during that year prior to the termination, plus (z) his full target bonus for the year following the year in which termination occurs.

     Mr. Ladin (Vice President, Finance and Chief Financial Officer) is employed pursuant to an employment agreement dated July 15, 1998 with the Company, as supplemented by a Supplement to Employment Agreement dated April 28, 2000 with the Company (collectively, the "Ladin Agreement"). The Ladin Agreement pays Mr. Ladin a base salary of $175,000 per year and makes him eligible for the Company's Executive Bonus Program. Upon joining the Company, Mr. Ladin received options for 25,000 shares of the Company's Common Stock. Under the Ladin Agreement, he is eligible for the Company's hospitalization, dental, group insurance, savings and thrift, pension, and other executive benefit plans. He also has use of a Company car, including gas, maintenance, and insurance at Company expense. Unless terminated for cause (as defined in the Ladin Agreement) his minimum termination payment is six months' salary. As part of the Ladin Agreement, Mr. Ladin agreed not to disclose confidential information or trade secrets of the Company at any time, and he is subject to a non-interference covenant which expires eighteen months after the termination of his employment. The Ladin Agreement contains change in control provisions identical to those found in the Parlman Agreement described above.

     Mr. Steven R. Adler (Vice President, Human Resources) is employed pursuant to an Employment Agreement dated July 26, 1984 with the Company as supplemented by a Supplement to Employment Agreement dated February 13, 1998 with the Company, and a Supplement to Employment Agreement dated April 28, 2000 with the Company (collectively, the "Adler Agreement"). Under the Adler Agreement, Mr. Adler is eligible for the Company's Executive Bonus Program. In addition he is eligible to participate in the Company's hospitalization, dental, group insurance, vacation and employee pension plans. The Adler Agreement contains change in control provisions identical to those found in the Parlman agreement described above.

     Mr. Douglas S. Brown (President, Ruco Polymer Intermediates) is employed pursuant to an Employment Agreement dated October 4, 1999 with the Company, as supplemented by a Supplement to Employment Agreement dated April 28, 2000 with the Company (collectively, the "Brown Agreement"). Under his agreement, Mr. Brown receives a base salary of $210,000 per year and is eligible for the Company's Executive Bonus Plan. Upon joining the Company, Mr. Brown received a sign-on payment of $10,000 and options for 25,000 shares of the Company's Common Stock. Pursuant to the Brown Agreement, Mr. Brown is eligible to participate in the Company's medical, dental, group insurance, savings and thrift, and other executive benefit plans. He also has use of a Company car, including gas, maintenance and insurance at Company expense. The Brown Agreement contains change in control provisions identical to those found in the Parlman agreement described above.

     Mr. John H. Schroeder (Executive Vice President, Environmental Products and Services) is employed pursuant to an Amended and Restated Employment Agreement dated July 5, 1995, as supplemented by a Supplement to Employment Agreement dated April 28, 2000 (collectively, the "Schroeder Agreement"). The Schroeder Agreement provides that in the event the Company disposes of substantially all of the assets of, spins off, or otherwise sells its Ion Exchange Business while Mr. Schroeder is the executive within the Company directly responsible for the Ion Exchange Business, or within three months after his employment with the Company terminates without cause (as defined in the Schroeder Agreement), and he is not offered comparable employment (as defined in the Schroeder Agreement) by the successor owner of the Ion Exchange Business he will be entitled to be employed by the Company for a period of two years after the divestiture with remuneration, benefits and responsibilities comparable to those earned prior to the divestiture, or, at the Company's option, he will be entitled to receive from the Company for a period of two years after the divestiture, payments equal to his base salary plus target bonus at the time of the divestiture. If he is offered comparable employment by the successor but his employment terminates prior to the second anniversary of the divestiture without cause he will be entitled to be employed by the Company for the balance of such two-year period on terms and conditions constituting comparable employment, or, at the Company's option, he will be entitled to receive from the Company for the balance of such two-year period payments equal to his base salary plus target bonus at the time of the divestiture. In the event of the sale or other disposition of the Company as a whole, the Schroeder Agreement contains change in control provisions identical to those contained in the Parlman Agreement described above.

                            STOCK PERFORMANCE GRAPH

     The following graph sets forth the cumulative total stockholder return on the Common Stock from December 31, 1994 through December 31, 1999, as compared to the returns of the Standard and Poor's Specialty Chemicals Stock Index and Standard and Poor's Small Cap 600 Index for the same period. The graph assumes $100 was invested on December 31, 1994 in the Company's Common Stock and in each of the Standard and Poor's indicies and assumes the reinvestment of dividends in each of the Standard and Poor's indices.

                     COMPARISON OF CUMULATIVE TOTAL RETURNS
[LINE GRAPH]

                                                    SYBRON CHEMICALS            S&P SMALL CAP 600        S&P SPECIALTY CHEMICALS
                                                    ----------------            -----------------        -----------------------
12/94                                                      100                         100                         100
12/95                                                       69                         129                         129
12/96                                                      100                         155                         138
12/97                                                      216                         192                         169
12/98                                                       87                         188                         135
12/99                                                       76                         210                         165